Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-177230

Dated January 31, 2013

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

The article attached as Exhibit A appeared at http://vator.tv/news on January 25, 2013.

The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to any publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

Statements in the articles attached that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Statements in the interview that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the interviewer’s opinions, and are not endorsed or adopted by the Company.

Clarification

The Company is preparing to be IPO ready in the next 18-24 months.

You should consider statements in this interview only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

Lending Club’s future: disrupting student & home loans

With an IPO around the corner, what’s next for Lending Club?

Financial trends and news by Faith Merino

January 24, 2013 | Comments

One of the glories of the Internet is the way in which fledgling online startups are disrupting entire industries by cutting out the middlemen, putting their storefront online rather than on a street corner, and using social media to get the word out. The savings can be passed onto the consumer without putting a dent in the company’s margins, which makes quality goods and services available to the masses—rather than the wealthy few who can afford them.

We’re seeing it with everything from retail (JustFab) and prescription glasses (Warby Parker) to healthcare (drchrono) and education (Khan Academy). And now Lending Club is tackling the banking industry.

The Problem with Credit Cards

One of the grave injustices of the current credit system is the fact that you, as a consumer, do not exist unless you play with fire. That means you can’t buy a house unless you have a credit card that you use regularly—a credit card that typically charges astronomical interest rates that can get as high as 36%.

U.S. consumers currently owe $858 billion in credit card debt, $8 trillion in mortgage debt, and $956 billion in student loan debt. The average U.S. household owes $15,422 in credit card debt.

“Credit cards are very profitable for banks, but not very good for consumers,” said Lending Club CEO Renaud LaPlanche, in an interview. “You can keep making the minimum payment and it will take you 20 years to pay off the balance. What we offer is a more responsible product.”

Lending Club has made headlines in recent months for its high profile directors. The company has attracted some of the most influential movers and shakers in the world of finance to its board of directors, including Internet analyst turned Kleiner Perkins partner Mary Meeker, former Secretary of the Treasury and Harvard President Larry Summers, and former Morgan Stanley CEO John Mack.

Lending Club’s Alternative

Those heavy hitters are drawn to Lending Club’s remarkably efficient platform, which uses peer-to-peer lending to benefit both the investor and the consumer. Only Prime and Super-prime loans are issued, so only the top 10% of applicants qualify, which has resulted in 21 consecutive quarters of positive returns for investors.

It’s a fairly straightforward process. The company allows investors to join the platform and lend money in A, B, or C notes, while borrowers can take out loans of up to $35,000 at interest rates far lower than those of traditional banks. The average A1 grade loan on Lending Club comes with an interest rate of 6.78%, compared with the national average of 9.8%.

Why is Lending Club so efficient? For a number of reasons, the first being that its service is entirely online.

“The banking industry was built over many decades since the beginning of the last century. The strategy of banks was to have branches at every street corner, making themselves very visible to get more deposits,” LaPlanche explained. “At lending club, we’ve built a very efficient technology infrastructure. It’s a low cost system with no branches—we operate in a way that’s fully automated and fully online. We use technology to lower our costs.”

LaPlanche went on to explain that in the banking sector, efficiency is measured by operating ratio: marketing costs divided by loans outstanding. That usually translates to about 5% to 7%. So if the bank makes a $100 loan, it costs them $5 to $7. Lending Club, by comparison, has an operating ratio of just 2%, so if it issues a loan of $100, it only costs the company $2 to do so.

As a result, the cost savings for Lending Club translate to lower interest rates for borrowers with the best credit history.

A Closer Look

But is this really disrupting the banking industry? Banks base their interest rates on the amount of risk they’re taking on by issuing credit cards to a large population of people with mixed credit. Virtually anyone can get a credit card, while Lending Club only issues loans to those with the best credit history.

But what about those people who were unfortunate enough to buy a house at the peak of the market and then found themselves out of a job a year later? There are plenty of responsible consumers out there who took a major hit to their credit in the last few years, through no fault of their own. So is Lending Club really disrupting the banking industry, or has it just developed a platform that works really well for a select group of lucky people?

“That’s a fair question,” said LaPlanche. “We started with a very specific product for a very specific population. We make 3-year or 5-year personal loans for people with good credit. It’s a more efficient, affordable product with a lower interest rate. That was our first product. Now we’re getting ready to roll out other products to more people who may have a different credit quality—like personal loans, student loans, and mortgages.”

It’s a risky challenge to undertake for a company that has found success as an issuer of loans to the most trustworthy consumers. What does it do in the event that it issues a student loan and the borrower defaults? Will it necessarily have to inflate its interest rates to cover the risk?

“Student loans are generally pretty low yield,” said LaPlanche. “There are several data points we can use for underwriting. The best way to gauge credit is to look at a person’s credit history. For students [who typically don’t have much of a credit history], we can look at academic records, or we can get a co-signer.”

An IPO

LaPlanche recently confirmed that Lending Club is looking to go public in the next 18-24 months. So the question is, why? Lending Club is now issuing $100 million in loans a month and taking home $5 million a month in revenue.

“We don’t need financing, we’re generating cash every month,” said LaPlanche. “The main reason in our case would be for awareness. We’re building a very strong consumer brand. Going public will make it even more public and transparent.”

Come check out Renaud LaPlanche at Vator Splash in San Francisco on February 13.

Read more at http://vator.tv/news/2013-01-24-is-lending-club-really-disrupting-the-banking-industry#k5d4zurHBcDv8ZuU.99